

April 13, 2011

Robert Qutub
Chief Financial Officer
Merrill Lynch & Co. Inc.
Bank of America Tower
One Bryan Park
New York, NY 10036

> **Re:** **Merrill Lynch & Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-07182**

Dear Mr. Qutub:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Preamble, page 7

1. Revise, in future filings, to indicate that the discussion is of "all significant risks" and delete the word, in the third line on page 7, "some." See Item 503c of Regulation S-K.

Mortgage and Housing Market-Related Risk, page 9

2. Revise, in future filings, to disclose the aggregate unpaid balance, $71 billion, and well as the prior year end balance, of assets sold subject to warranties and representations and also disclose the amount of reserves for both years as well as the range of possible additional losses. In addition, disclose the charges to income for both years.

We face substantial potential legal liability…, page 16

3. Revise, in future filings, to disclose the amount of your litigation reserves and the range of possible losses in excess of such reserves for the current year as well as the prior year. In addition, disclose the charges to income for both years. Make conforming changes to your management's discussion and analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2010 Compared With Year Ended December 31, 2009, page 32

4. We understand you have filed your 10-K with a reduced disclosure format as permitted by Instruction I(2) of the General Instructions. In an effort to provide greater transparency and clarity to your comparison of results of operations, please ensure in future filings to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts. Note, explanations of material changes should include, but not be limited to, changes in the various elements which determine revenue and expense levels such as unit sales volume, prices charged and paid. For example (but not limited to):

- In regards to increases and decreases in your commissions revenues (as discussed on page 33), it might be helpful to quantify the volume of equity securities, commodities, and options transactions for the respective reporting periods.

- In regards to your managed account and other fee-based revenue (as discussed on page 33), we note increases were primarily driven by a higher level of fee-based assets resulting from increased client flows and market appreciation. It might be helpful to quantify increases in the number of new and existing accounts, average account balances, or the impact of increases or decreases in fees charged.

5. We note the various components that comprise your principal transactions revenue; however, it is not clear how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to:

- Separately disclose your revenues earned from proprietary trading activities and provide us with this information for the periods presented;

- Clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future; and

- Make conforming changes to the risk factor on page 13 that discussess the risks associated with the implementation of limitations on proprietary trading.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Transactions with Bank of America

Other Related Party Transactions, page 75

6. We note that you recognized a gain of approximately $280 million from the sale of approximately $11 billion of available-for-sale securities and a gain of approximately $600 million from the sale of Bloomberg Inc. notes receivable to Bank of America. Please address the following:

- Tell us how you determined that it was appropriate to recognize a gain on these transactions given that they represent transfers of assets between related parties under common control (refer to ASC 805-50-30 and ASC 850-10);

- Explain the business purpose for the aforementioned transactions; and

- Cite the specific authoritative guidance you used to support your accounting treatment.

Note 3 – Segment and Geographic Information, page 75

7. We note that prior to the acquisition by Bank of America in 2009, you reported two operating segments ("Global Markets and Investment Banking" and "Global Wealth Management"). We also note, subsequent to the acquisition, that you reevaluated your segment reporting and determined that you no longer have any identifiable operating segments. Please address the following:

- Explain the factors you considered in your reevaluation and specifically address why the acquisition by Bank of America would impact the segment determination at the Merrill Lynch level;

- Identify the chief operating decision maker (CODM) prior to and subsequent to the acquisition and identify what resources (or measures) the CODM relies upon to make decisions about allocating resources and assessing performance; and

- Explain into which Bank of America operating segments your business operations are categorized.

Note 9 - Securitizations and Other Variable Interest Entities ("VIEs")

Collateralized Debt Obligations ("CDOs"), page 119

8. We note your disclosure at the bottom of page 120 that you have purchased credit protection from some of the same CDO vehicles in which you invested, thus reducing your maximum exposure to loss. Please address the following:

- Tell us more about the credit protection purchased from the CDOs directly, including the term and the loss events covered;

- Quantify the amount of credit protection purchased;

- Describe how you are accounting for the credit protection; and

- Tell us whether you consolidate the CDOs from which you purchased credit protection.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Clampitt, Staff Attorney at (202) 551-3434 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Staff Attorney

CC: Via U.S. Mail and Fax (646) 855-1674
          Robert Qutub, CFO
          Merrill Lynch & Co., Inc.